

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Via E-mail
Mr. T. Greenlee Flanagin
President and Chief Executive Officer
Security Land & Development Corp
2816 Washington Rd #103
Augusta, GA 30909

      RE: **Security Land & Development Corp**
                 Form 10-K for the Fiscal Year Ended September 30, 2012
                 Filed December 21, 2012
                 File No. 0-07865

Dear Mr. Flanagin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Jonathan Wiggins

                           Jonathan Wiggins
                           Staff Accountant